MAG Silver Corp

For Immediate Release

February 13, 2007

MAG SILVER TO ATTEND BMO GLOBAL RESOURCE CONFERENCE
IN TAMPA, FLORIDA

MAG Silver Corp. (TSX-V:MAG) announces that the company has been invited to participate in the BMO Global Resource Conference in Tampa, Florida February 25th to 28th, 2007.

BMO Capital Markets has held this event for eight years and this year more than 250 institutions are registered along side more than 200 resource companies.

Dan MacInnis, President of MAG Silver, will be conducting one-on-one presentations at the conference on February 26th and 27th. For a list of presenting companies and participants log onto http://www.bmocm.com/conferences/2007Resources/

About MAG Silver Corp (www.magsilver.com)

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

ON BEHALF OF THE BOARD OF

MAG SILVER CORP

"Frank R. Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.